EXHIBIT 99.3

                       ECOTYRE TECHNOLOGIES, INC.
                 QUADRUPLES SALES IN FIRST QUARTER 1998

HOLTSVILLE, NY - (BUSINESSWIRE) - AUGUST 20, 1997 - EcoTyre Technologies, Inc. (NASDAQ:ETTI) today reported that for the three month period ended June 30, 1997, the Company posted $1,121,261 in net sales, a 413% increase over the $218,802 reported for the same period in the previous year. Net losses from operations for the current period were $436,464 as compared to net losses of $873,230 for the three months ended June 30, 1996. Net losses attributable to common stockholders were $913,657, or $.92 loss per share for the current three month period, as compared to losses of $967,240 or $2.17 loss per share, for the same period ended June 30, 1996. Included in the net losses attributable to common stockholders for the current period were preferred stock dividends of $336,275 and a loss of $93,783 on the sale of marketable securities.

The substantial increase in net sales is attributable to the Company's operation of its manufacturing facility for the entire quarter versus limited operations during the previous comparable quarter. According to Vito F. Alongi, President and CEO of EcoTyre Technologies, Inc., "Following a year of streamlining internal operations, enhancing sales and marketing efforts and overseeing the dramatic conversion from a third party distributor to a full manufacturing and distribution operation, the Company has most certainly endeavored and ultimately succeeded in achieving several critical growth objectives. The Company has strengthened its balance sheet by converting its preferred stockholders from debt to equity, thereby eliminating a payment of $1,325,000 which would have been due on January 1, 1998. In looking ahead, the Company is excited about its increased production capabilities and expanded product line directly resulting from the Butler Retreading, Inc. acquisition. EcoTyre will further target compatible companies for possible acquisitions in order to continue to increase sale and enhance operations."

At its Holtsville, New York facility, EcoTyre Technologies, Inc. utilizes European remolding technology to manufacture and distribute a comprehensive line of replacement automobile and light truck tires. Differing from the traditional retreading process in which new tread is simply placed over the tread portion of a used casing, EcoTyre applies new sidewall and tread rubber to a completely buffed casing and permanently bonds the rubber to the casing from sidewall to sidewall in high temperature vulcanizing presses. The result is a superior quality tire which is virtually "indistinguishable" in appearance and comparable in performance to a new tire, but sells for as much as 30% - 50% less than leading brands.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THE STATEMENTS WHICH ARE NOT HISTORICAL FACTS CONTAINED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, RISKS ASSOCIATED WITH THE UNCERTAINTY OF FUTURE FINANCIAL RESULTS, ADDITIONAL FINANCING REQUIREMENTS, DEVELOPMENT OF NEW PRODUCTS, REGULATORY APPROVAL PROCESSES, THE IMPACT OF COMPETITIVE PRODUCTS OR PRICING, UNPREDICTABILITY OF PATENT PROTECTION, TECHNOLOGICAL CHANGES, THE EFFECT OF ECONOMIC CONDITIONS AND OTHER UNCERTAINTIES DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                             TABLE FOLLOWS

                       ECOTYRE TECHNOLOGIES, INC.
             CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Unaudited)

                                                For the Three Months Ended
                                                         June 30,
                                                --------------------------
                                                    1997          1996
                                                    ----          ----
                                                 (Unaudited)   (Unaudited)
                                                --------------------------

NET SALES                                        $1,121,261     $  218,802

COST OF SALES                                     1,104,190        640,653
                                                 ----------     ----------

   GROSS PROFIT                                      17,071       (421,851)
                                                 ----------     ----------

OPERATING EXPENSES:

   Selling and shipping                             162,340        168,310

   General and administrative                       291,195        283,069
                                                 ----------     ----------

   TOTAL OPERATING EXPENSES                         453,535        451,379
                                                 ----------     ----------

LOSS FROM OPERATIONS                               (436,464)      (873,230)
                                                 ----------     ----------

OTHER EXPENSES (INCOME):

   INTEREST EXPENSE, NET OF INTEREST INCOME          36,678         (1,753)

   LOSS ON MARKETABLE SECURITIES                     93,783          -
                                                 ----------     ----------

   TOTAL OTHER EXPENSES (INCOME)                    130,461         (1,753)
                                                 ----------     ----------

LOSS BEFORE TAXES                                  (566,925)      (871,477)

   INCOME TAXES                                      10,457          3,749
                                                 ----------     ----------

NET LOSS                                         $ (577,382)    $ (875,226)

PREFERRED STOCK DIVIDENDS                        $ (336,275)    $  (92,014)
                                                 ----------     ----------

NET LOSS ATTRIBUTABLE TO COMMON
 STOCKHOLDERS                                    $ (913,657)    $ (967,240)
                                                 ==========     ==========

NET LOSS PER SHARE                               $    (0.92)    $    (2.17)
                                                 ==========     ==========

WEIGHTED NUMBER OF OUTSTANDING SHARES               993,105        445,732


FOR FURTHER INFORMATION, PLEASE CONTACT:
VITO F. ALONGI, PRESIDENT/CEO, ECOTYRE TECHNOLOGIES, INC., (516) 289-4545 or www.insidewallstreet.com